SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Elevai Labs Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

28622K 203
(CUSIP Number)

September 24, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28622K 203	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

L1 Capital Global Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	5	SOLE VOTING POWER

3,171,061 (1)(2)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		3,171,061 (1)(2)
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,171,061 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)(2)
12	TYPE OF REPORTING PERSON
FI (3)

(1)	On September 24, 2024, the Reporting Person purchased 700,000 shares of the Issuer’s Common Stock, and 5,714,285 each of Series A Warrants and Series B Warrants in a public offering; in that same public offering, it also purchased 5,014,285 Pre-Funded Warrants. The aggregate amount beneficially owned as set forth above represents 433,334 shares of Common Stock previously acquired by the Reporting Person, its purchase of 700,000 shares of the Issuer’s Common Stock and its beneficial ownership of 2,037,727 shares of the Issuer’s Common Stock issuable upon the exercise of the Series A Warrants, which are subject to a 9.99% beneficial ownership limitation. Does not include 5,014,285 shares of the Issuer’s Common Stock underlying Pre-Funded Warrants, which are subject to a 4.99% beneficial ownership limitation, 3,676,558 shares of the Issuer’s Common Stock issuable upon the exercise of Series A Warrants, which are subject to a 9.99% beneficial ownership limitation, or 5,714,285 shares of Common Stock underlying Series B Warrants, which are subject to a 9.99% beneficial ownership limitation. The Series A Warrants and Series B Warrants are exercisable beginning on the Shareholder Approval Date as defined therein, and this Schedule 13G assumes such date will occur within 60 days following September 24, 2024, the closing date of the public offering, since according to the Issuer’s Current Report on Form 8-K filed on September 25, 2024, the Issuer has obtained the shareholder approval as of that date. The Warrants referred to above are subject to certain adjustments, including the potential reduction to the exercise price and increase in underlying shares of Common Stock issuable upon exercise thereof, and the share amounts set forth above do not give effect to such adjustments.

(2)	Based on 29,704,614 shares of Common Stock outstanding upon the closing of an offering based upon the pre-offering shares outstanding as disclosed in the Issuer’s Final Prospectus on Form 424b(4) filed on September 24, 2024, and disclosure in the Issuer’s Current Report on Form 8-K filed on September 25, 2024.

(3)	The Reporting Person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).

CUSIP No. 28622K 203	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Elevai Labs Inc.

(b)	Address of Issuer’s Principal Executive Offices:

120 Newport Center Drive, Suite 250

Newport Beach, CA 92660

Item 2.

(a)	Name of Person Filing:

L1 Capital Global Opportunities Master Fund, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

161A Shedden Road, 1 Artillery Court PO Box 10085 Grand Cayman, Cayman Islands KY1-1001

(c)	Citizenship:

Cayman Islands

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

28622K 203

Item 3.

Not applicable.

CUSIP No. 28622K 203	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)–(c)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

The percentage set forth on Row (11) of the cover page for the reporting person is based on 29,704,614 shares of Common Stock outstanding upon the closing of an offering based upon the pre-offering shares outstanding as disclosed in the Issuer’s Final Prospectus on Form 424b(4) filed on September 24, 2024, and disclosure in the Issuer’s Current Report on Form 8-K filed on September 25, 2024.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer’s securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 28622K 203	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	L1 Capital Global Opportunities Master Fund, Ltd.

October 1, 2024	By:	/s/ David Feldman
David Feldman, Director